SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number:  000-22219

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First South Bank Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First South Bancorp, Inc.
1311 Carolina Avenue
Washington, North Carolina 27889

REQUIRED INFORMATION

Items 1-3.  The First South Bank Employees’ Savings & Profit Sharing Plan and Trust is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.  As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4.  The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

Exhibit 23.1   Consent of Turlington and Company, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009	First South Bank Employees’ Savings &
Profit Sharing Plan and Trust

/s/ William L. Wall
Plan Administrator

Item 4: Financial Statements

[Letterhead of Turlington and Company, L.L.P.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
First South Bank Employees' Savings & Profit Sharing Plan and Trust
Washington, North Carolina

We have audited the accompanying statements of net assets available for benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2008, together referred to as "supplementary information", are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security act of 1974.   This supplementary information is the responsibility of the Plan's management.  The supplementary information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated   in all material respects in relation to the basic financial statements taken as a whole.

/s/ Turlington and Company, L.L.P.

Lexington, North Carolina
June 18, 2009

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2008	2007
ASSETS
Investments at fair value:
Cash and cash equivalents	$8	$10,193
Shares of registered investment companies	3,053,305	4,413,752
Common stock	1,509,886	2,552,095
Interest in collective trust	842,659	665,202
Participant notes receivable	243,255	214,912

Net assets available for benefits	$5,649,113	$7,856,154

The accompanying notes are an integral part of the financial statements

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31
	2008	2007
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(2,807,203)	$(1,235,684)
Interest and dividends	237,948	507,849
	(2,569,255)	(727,835)
Contributions:
Employer	351,345	290,387
Participant	552,211	607,998
	903,556	898,385

Total additions (deductions)	(1,665,699)	170,550

Deductions from net assets attributed to:
Benefits paid directly to participants	541,335	1,000,850
Administrative expenses	7	4,178

Total deductions	541,342	1,005,028

Net decrease	(2,207,041)	(834,478)

Net assets available for benefits:
Beginning of years	7,856,154	8,690,632

End of years	$5,649,113	$7,856,154

The accompanying notes are an integral part of the financial statements

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2008 and 2007

1.	Description of Plan:

The following description of First South Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of First South Bank (the "Plan Sponsor") who are age twenty-one or older and have completed three months of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute between 1% and 100% of pretax compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may make changes in their contribution percentage daily and can terminate contributions at any time. Allocations among fund options offered by the Plan may be changed on a daily basis.  Participants may also contribute funds from other tax-qualified plans as rollover contributions.

The Plan Sponsor matches 100% of the first 5% of base contributions that a participant contributes to the Plan.  Employer contributions are allocated to the same investment options that the employee directs.  Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's matching contributions and the earnings thereon is based upon years of continuous service. The employer's contributions shall be fully vested and nonforfeitable upon death, total and permanent disability, upon discontinuance of employer contributions to the Plan, termination of the Plan, or upon reaching normal retirement age defined as 65 years of age.  If participant termination occurs prior to these events, the participant vests in the employer's contributions as follows:

Completed Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	25%
2 but less than 3	50%
3 but less than 4	75%
4 or more	100%

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	Description of Plan (Continued):

Investment Options

During the years ended December 31, 2008 and 2007, participants could direct the investment of their contributions as well as employer matching contributions between sixteen and nineteen mutual funds, respectively, a common trust fund, and employer stock, each offering different degrees of risk and return.

Participant Loans

Participants may borrow from their fund account an amount not to exceed the lessor of $50,000 or 50% of their vested account balance.  The minimum loan amount allowed by the Plan is $1,000.  The loans are secured by the vested balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed twenty years, or maintain his or her vested account balance in the Plan.  Vested account balances of less than $5,000 will be distributed automatically upon the occurrence of one of these events.  Required minimum payments will begin no later than the 1st of April following the year in which the retired participant reaches age 70½.

Forfeitures

Forfeitures represent the nonvested employer matching contributions of participants that have terminated their employment with the Plan Sponsor.  During the year ended December 31, 2007, $66,939 of forfeitures were used to decrease employer contributions.  There were no forfeitures used to reduce administrative expenses and employer contributions during the year ended December 31, 2008.  At December 31, 2008 and 2007, forfeited nonvested accounts totaled $26,313 and $10, respectively.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan.  At December 31, 2008 and 2007, the Plan Sponsor has elected to pay all of the administrative fees related to the professional services provided to the Plan.  Expenses for the trustee were paid by the Plan Sponsor for the years ended December 31, 2008 and 2007.

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	Summary of Significant Accounting Policies (Continued):

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, reported changes in net assets available for benefits, and disclosures during the reported periods.  Actual results could differ from those estimates.

Valuation of Investments

Participation units or shares owned by the Plan in collective trusts, mutual funds, and common stock investments are reported at fair value.  These fair values are based on quoted net asset value per unit or per share on the last business day of the Plan year, as determined by SunTrust Bank (the Trustee) based upon the quoted market or redemption values of the underlying investments.  Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), in the year ended December 31, 2006.  For the Plan's investment in the collective trust, the SunTrust Retirement Stable Asset Fund, the contract value approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments:

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements.  SFAS No. 157, which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements.  Effective January 1, 2008, the Plan adopted SFAS No. 157.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 - Inputs to the valuation methodology are quoted prices for similar assets or liabilities; quoted prices in inactive markets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs to the valuation methodology are unobservable inputs where there is little or no market activity and the reporting entity makes estimates and assumptions that are significant to the fair value of the asset or liability.

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments (Continued):

Registered Investment Companies - These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Common Stock - These investments are valued at the closing price reported on the active market on which the stock is traded.

Interest in Collective Trust - These investments are public investments valued by the third-party trustee, using the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The fair value is classified within Level 2 of the valuation hierarchy because the fair value is based on the underlying investments which are traded on an active market.

Participant Loans - The unpaid principal balances are valued at their exit values when collected or by deemed distributions if they are not repaid.  The fair value is classified within Level 2 of the valuation hierarchy because the fair value is based on observable inputs.

	2008		2007
	Level 1	Level 2	Level 1	Level 2
Registered investment companies	$3,053,305		$4,413,752
Interest in collective trust		$842,659		$665,202
First South Bancorp, Inc. common stock	1,509,886		2,552,095
Participant loans		243,255		214,912
	$4,563,191	$1,085,914	$6,965,847	$880,114

 The following presents investments that represent 5% or more of the Plan's net assets:

	December 31
	2008	2007
Investments at fair value:
Federated Mid Cap Index Fund - 47,626.75 and 47,638.48 shares, respectively	$620,577	$1,037,566

American Century Equity Growth Fund (Adv) - 42,281.47 and 40,388.26 shares, respectively	657,477	976,184

SunTrust Retirement Stable Asset Fund (B) - 20,721.08 and 16,920.01 shares, respectively	842,659	665,202

MFS Research Bond Fund (A) - 40,007.69 shares	350,867

STI Classic Large Cap Core Equity Fund (I) - 25,404.52 shares		407,743

T. Rowe Price Growth Stock Fund (R) - 15,230.76 and 13,373.28 shares, respectively	289,537	444,127

First South Bancorp, Inc. - Common Stock - 120,213.95 and 115,011.02 shares, respectively	1,509,886	2,552,095

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments (Continued):

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31
	2008	2007
Net appreciation (depreciation) in fair value of investments:
Shares of registered investment companies	$(1,696,509)	$(188,277)
First South Bancorp, Inc. common stock	(1,135,051)	(1,067,161)
Interest in collective trust	24,357	19,754
	$(2,807,203)	$(1,235,684)

4.	Return of Excess Contributions:

Benefit distributions of $541,335 and $1,000,850, respectively, for the Plan years ended December 31, 2008 and 2007 include payments of $7,942 and $6,849, respectively, made to certain active participants to return to them deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan for the prior year.

5.	Party-in-Interest Transactions:

As of December 31, 2008 and 2007, the Plan's investments included $1,509,886 and $2,552,095, respectively, in common stock of First South Bancorp, Inc.  These investments represent approximately 27% and 32%, respectively, of total Plan assets at December 31, 2008 and 2007.

Certain plan investments are shares of mutual funds managed by SunTrust Bank.  SunTrust Bank is the trustee of the Plan and, therefore, transactions with SunTrust Bank qualify as party-in-interest transactions.  Fees paid by the Plan for administrative expenses totaled $7 and $4,178, respectively, for the years ended December 31, 2008 and 2007.

6.	Delinquent Participant Contributions:

As reported on Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions, certain participant and employer contributions were not remitted to the Plan within the time frame specified by the Department of Labor's Regulation 29 CFR 25103-102, thus constituting nonexempt transactions between the Plan and the Plan Sponsor.

7.	Tax Status:

The Plan is a nonstandardized prototype plan sponsored by SunTrust Bank.  The Internal Revenue Service ("IRS") has determined and informed SunTrust Bank by letter dated August 26, 2002, that the Plan was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is designed and is currently being operated in accordance with applicable requirements of the Internal Revenue Code.

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.	Plan Termination:

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

9.	Risks and Uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.